Rueil November 9, 2006

SUPPL



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Consolidated revenue at 30 september 2006,
- VINCI at "Paris pour l'emploi" job fair on 12 and 13 october 2006,
- Rhône council names Vinci-led consortium as "prospective concessionaire" for the Lyons Part Dieu-Saint Exupéry (LESLYS) rail link,
- VINCI accelerates growth in Poland,
- VINCI sings a cooperation agreement with the Russian government,
- Press release published in accordance with Article 7 of the Royal Decree of 8 november 1989.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 1 170 675 140 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806



Rueil-Malmaison, 2 November 2006

CONSOLIDATED REVENUE AT 30 SEPTEMBER 2006

- **Consolidated revenue at €18.4(*) billion, up 20% (up 9.4% excluding ASF and Escota)**
- **Brisk activity in the 3rd quarter in all business lines**
- **Excellent outlook**

VINCI's consolidated revenue for the first nine months of 2006 amounted to €18.4 billion(*), up 20% against the same period last year.

This includes revenue of €1,630 million of ASF and Escota, which have been fully consolidated since 10 March 2006, when VINCI acquired control of those companies.

Excluding ASF and Escota, revenue growth was 9.4%.

Business was brisk in the third quarter, in particular at Eurovia and VINCI Construction, with an overall increase of 25% (or 10.5% excluding ASF and Escota).

In France, revenue for the first nine months was €12.2 billion, up 26.5% (or 9.6% excluding ASF and Escota) and accounted for 66.3% of total revenue. Activity levels were up in all business lines.

Outside France, revenue was €6.2 billion, up 9.1%. Apart from VINCI Energies, where activity levels remained stable following the disposal of TMS at the beginning of the year, all business lines saw marked increases.

Breakdown by business line

VINCI Concessions: €2,889 million (up 149% on an actual basis; up 8.4% excluding ASF and Escota)

ASF and Escota booked revenue of €2,028 million during the first nine months of 2006 (**), reflecting a 5.4% increase in toll receipts to €1,988 million. Traffic grew by 1.7% on a comparable network basis, with light vehicles up 1.7% and heavy vehicles up 1.3%. Extensions to the network accounted for a 0.4% increase in receipts.

(*) Excluding revenue of the airport services operations, disposed of on 31 October 2006, in application of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations.* Data for 2005 has been restated accordingly.
(**) The revenue of ASF and Escota consolidated by VINCI is that booked since 10 March 2006, which was €1,630 million.

Revenue at Cofiroute was €737 million, including €718 million of toll receipts, up nearly 7%. Traffic grew by 2.8% on a comparable network basis, with light vehicles up 2.7% and heavy vehicles up 2.9%. The opening of the Tours-Le Mans link at the end of 2005 had a positive impact on revenue of 1.8%.

Revenue at VINCI Park was €380 million, up nearly 6%. The trends in revenue seen in the first half continued, as a result of a good level of use of car parks in France and the increased pace of development in France and abroad, particularly in Germany and Spain.

The other concessions (bridges and tunnels, airports and the Stade de France stadium) reported revenue of €145 million, up 26%. This reflects in particular the dynamic performance of the airport platform operations and the Stade de France stadium.

In application of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, revenue of the airport services division, which has been disposed of on 31 October 2006, is no longer included in the consolidated revenue figure published.

VINCI Energies: €2,625 million (up 3.6%)

VINCI Energies' revenue amounted to €2.6 billion during the first nine months of 2006, up nearly 7% (after adjusting to exclude revenue of TMS, sold at the beginning of the year).

In France, revenue was up by nearly 5% at €2 billion, in particular as a result of good performance in the services segment, which remains buoyant, and despite some slackening off in the industry segment.

Outside France, the external growth deals completed in Germany in the business telecommunications segment (NK Networks) and in Portugal in the electrical installation segment (Sotécnica) have allowed an increase of nearly 13% in revenue to be booked, excluding TMS. On an actual basis, revenue remained stable over the period, at €668 million.

VINCI Energies' order book stood at €1.8 billion at 30 September 2006, up by 16% over the last twelve months and by 25% since the beginning of the year, and represented six months' average business for this division.

Eurovia: €5,226 million (up 11.9%)

In France, revenue to the end of September was €3.1 billion, up 13.8% against 2005. After a good first half, business remained brisk in the third quarter (up 13%). This trend, increased by the rise in oil prices, reflects a good performance from all regions.

Outside France, revenue was up 9.3% at €2.2 billion. The good level of business in the third quarter (up 12%) confirms the recovery in business seen in the USA (up 20% at constant exchange rates) and Spain (up 4% despite the restructurings that led to the closure of some sites). The recovery in activity levels in the German subsidiaries (up 4%) should also be noted, as should the continued sustained level of business at SSZ in the Czech Republic (up 8%, or 2% at constant exchange rates).

Eurovia's order book at the end of September stood at more than €4.6 billion, up by 6% over the last twelve months and by 8% since the beginning of the year, and represented eight months' average activity for this division.

VINCI Construction: €7,562 million (up 9.4%)

In France, VINCI Construction's revenue was €4.3 billion. This was up by 8% against the same period in 2005. Activity levels were high in all regions in the third quarter and were up by 13.4%.

Outside France, revenue was €3.2 billion, up by 11.3% over the period. Levels of activity increased by nearly 11% in the third quarter, confirming in particular the dynamic performance of the Central European subsidiaries, VINCI Construction Grands Projets and Freyssinet.

VINCI Construction's order book at the end of September 2006 stood at nearly €11.7 billion, representing nearly fourteen months' average activity, and showing an increase of 24% over the last twelve months and of 15% since the beginning of the year.

Outlook

At the end of September 2006, the order book stood at €18 billion, up by 18% over twelve months and by 14% since the beginning of the year. Orders represented 10½ months' average activity for the Construction, Roads, and Energies business lines.

New orders have continued to be taken at a sustained rate both in France and abroad – the high level of activity seen in the VINCI group's various component parts since the beginning of the year has therefore not affected the size of the order book unfavourably.

As VINCI moreover benefits from the recurrent nature of its concession operations, the Group has excellent visibility not only over the last part of 2006 but also already over a good part of next year.

In this favourable environment, despite the deconsolidation of the airport services operation (which in a full year accounted for revenue of some €500 million), the Group's revenue for the whole of 2006 will, as previously announced, be more than €25 billion.

Press contact: Virginie Christnacht
Tel.: 33 1 47 16 39 56 / Fax: 33 1 47 16 33 88
Email: vchristnacht@vinci.com

Investor relations: Marie-Amélia Folch
Tel.: +33 1 47 16 45 39
Email: mafolch@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 1,172,847,255 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre 552 037 806

CONSOLIDATED REVENUE AT 30 SEPTEMBER 2006

(in millions of euros)

		30 June 2006	30 June 2005	Change 2006/2005 actual	Change 2006/2005 actual excl. ASF
VINCI Concessions	1st quarter	504,6	344,3	46,6%	6,9%
	2nd quarter	1 097,2	384,5	185,4%	9,8%
	3rd quarter	1 287,2	432,2	197,8%	8,4%
		2 889,0	**1 161,0**	**148,8%**	**8,4%**
VINCI Energies	1st quarter	851,5	752,2	13,2%	13,2%
	2nd quarter	888,5	914,5	-2,8%	-2,8%
	3rd quarter	885,4	866,4	2,2%	2,2%
		2 625,4	**2 533,1**	**3,6%**	**3,6%**
Eurovia	1st quarter	1 164,3	1 030,3	13,0%	13,0%
	2nd quarter	1 957,7	1 764,0	11,0%	11,0%
	3rd quarter	2 103,9	1 876,3	12,1%	12,1%
		5 225,8	**4 670,6**	**11,9%**	**11,9%**
VINCI Construction	1st quarter	2 290,0	2 088,1	9,7%	9,7%
	2nd quarter	2 638,2	2 475,3	6,6%	6,6%
	3rd quarter	2 633,3	2 345,8	12,3%	12,3%
		7 561,5	**6 909,2**	**9,4%**	**9,4%**
VINCI Immobilier	1st quarter	96,2	126,5	-24,0%	-24,0%
	2nd quarter	150,8	75,3	100,4%	100,4%
	3rd quarter	119,2	84,6	40,8%	40,8%
		366,2	**286,4**	**27,9%**	**27,9%**
Eliminations		-236,6	-204,0		
Total	1st quarter	**4 834,3**	**4 294,2**	**12,6%**	**9,4%**
	2nd quarter	**6 665,2**	**5 531,8**	**20,5%**	**8,3%**
	3rd quarter	**6 931,8**	**5 530,2**	**25,3%**	**10,5%**
Total		**18 431,3**	**15 356,3**	**20,0%**	**9,4%**
<u>Of which France</u>					
VINCI Concessions		2 701,8	984,8	174,3%	8,8%
VINCI Energies		1 957,4	1 865,3	4,9%	4,9%
Eurovia		3 051,3	2 681,2	13,8%	13,8%
VINCI Construction		4 344,2	4 017,3	8,1%	8,1%
VINCI Immobilier		365,9	286,4	27,8%	27,8%
Eliminations		-208,1	-178,6		
Total		**12 212,6**	**9 656,4**	**26,5%**	**9,6%**
<u>Of which outside France</u>					
VINCI Concessions		187,2	176,2	6,3%	6,3%
VINCI Energies		668,0	667,8	0,0%	0,0%
Eurovia		2 174,5	1 989,4	9,3%	9,3%
VINCI Construction		3 217,3	2 891,9	11,3%	11,3%
VINCI Immobilier		0,3			
Eliminations		-28,5	-25,4		
Total		**6 218,7**	**5 699,9**	**9,1%**	**9,1%**

Motorway concessions traffic at 30 september 2006

in millions of kilometers travelled	Network	30 september 2005	30 september 2006	Change
ASF				
Light vehicles	Comparable	17,426.7	17,712.7	1.6%
	Actual	17,453.4	17,836.5	2.2%
Heavy vehicles	Comparable	3,194.7	3,231.8	1.2%
	Actual	3,196.4	3,245.8	1.5%
Total distance travelled	**Comparable**	**20,621.4**	**20,944.4**	**1.6%**
	Actual	**20,649.9**	**21,082.3**	**2.1%**
Escota				
Véhicules légers	Comparable	4,397.2	4,491.2	2.1%
Poids lourds	Comparable	463.8	473.6	2.1%
Total km parcourus	**Comparable**	**4,861.0**	**4,964.8**	**2.1%**
ASF et Escota				
Light vehicles	Comparable	21,823.8	22,203.9	1.7%
	Actual	21,850.6	22,327.6	2.2%
Heavy vehicles	Comparable	3,658.5	3,705.4	1.3%
	Actual	3,660.2	3,719.4	1.6%
Total distance travelled	**Comparable**	**25,482.4**	**25,909.2**	**1.7%**
	Actual	**25,510.8**	**26,047.1**	**2.1%**
Cofiroute				
Light vehicles	Comparable	6,191.8	6,360.7	2.7%
	Actual	6,191.8	6,477.0	4.6%
Heavy vehicles	Comparable	1,078.5	1,109.9	2.9%
	Actual	1,078.5	1,129.7	4.8%
Total distance travelled	**Comparable**	**7,270.3**	**7,470.6**	**2.8%**
	Actual	**7,270.3**	**7,606.7**	**4.6%**



Rueil-Malmaison, 12 October 2006

Press release

VINCI at "Paris pour l'emploi" job fair on 12 and 13 October 2006

For the third consecutive year, VINCI is participating in the **"Paris pour l'Emploi"** job fair on the Champ de Mars in Paris (free entry), where it will receive candidates on its stand from 09.00 to 18.00 on 12 and 13 October.

VINCI offered **300 jobs** at the 2005 edition of "Paris pour l'Emploi"; this year it has **1,000** long-term jobs to be filled in various categories (manual; office, technical & supervisory; management) in its 180 subsidiaries in the region, representing all four of the company's business activities (Concessions, Construction, Roads and Energy).

In anticipation of demographic change and strong business activity in the sector, especially in the Paris region, VINCI is recruiting **design, works, civil and electrical engineers, civil engineering and building technicians, site supervisors/crew bosses** and **building and civil engineering workers** throughout the year.

With 23,500 employees in Ile de France, VINCI hired a further 2,500 people under unlimited-term contracts in the region in 2005. The group is continuing its strong local integration programme within the framework of its growth and the Paris for Employment Charter signed with the Town Hall in June 2004.

VINCI will hire 11,000 people – of which, 2,000 managers – throughout France this year. The recruitment forecast for 2007 is also significant, with 12,000 new hires under unlimited-term contracts, including 2,000 managers, 3,700 technicians and supervisory staff, and 6,300 workers. VINCI is looking for people with drive and energy who will share their imagination, curiosity and enthusiasm. The company is also encouraging female applicants to strengthen the proportion of women in its management and workforce.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com





Rueil Malmaison, 6 October 2006

Press release

Rhône council names VINCI-led consortium
as "prospective concessionaire" for the
Lyons Part Dieu–Saint Exupéry (LESLYS) rail link

VINCI, leader of the Rhône Express consortium, which is made up of the Caisse des Dépôts et Consignations, Veolia Transport, Vossloh and Cegelec, has been designated "prospective concessionaire" for LESLYS by the council of the Rhône *département*.

The 30-year concession contract covers the financing, construction and operation of an express light rail system between Part Dieu railway station and Lyons Saint Exupéry airport in 25 minutes. The journey between these two major hubs of the greater Lyons area currently takes around 40 minutes by bus depending on road traffic conditions.

The contract represents a total investment of about €100 million and includes building 9 km of railway between Meyzieu and Lyons Saint Exupéry airport (14 km having been built by SYTRAL). Veolia Transport will operate the rail link and carry out maintenance for the full duration of the concession. The concessionaire's remuneration will be based on revenue generated by the service.

VINCI Concessions, which has a 25.2% holding in the concession company, will be consortium leader. The Caisse des Dépôts et Consignations will have a 36.6% holding. VINCI Construction and Eurovia, subsidiaries of the VINCI Group, will be made responsible for all infrastructure construction work.

Vossloh will be in charge of track laying and signalling systems, while Cegelec and VINCI Energies will be responsible for electrical engineering.

The Rhône council, in its capacity as concession-awarding authority, and the "prospective concessionaire" consortium will now move ahead with finalising the concessions contract.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56

Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com



Rueil Malmaison, 29 September 2006

Press release

VINCI accelerates growth in Poland

Warbud, a VINCI Construction subsidiary in Poland, has recently won six new contracts totalling €120 million.

- Warbud signed the contract with Poland's social insurance authority (ZUS) to build its head office in Warsaw. The €30 million contract covers the construction of two four-storey buildings (total surface area of 26,000 square metres), connected by an underground passage, within 24 months.

- The company signed the contract to renovate and modernise the MSWiA military hospital in Warsaw. The contract, worth €13 million, includes the renovation of the main hospital wing, an 11-storey building with a total surface area of 16,000 square metres, as well as the construction of a car park and helipad. The project will be delivered early 2008.

- Gdynia, a municipality in the north of Poland, awarded Warbud a contract for the repair and construction of the Kwiatkowskiego viaducts. The €46 million contract covers the construction of two 350 metre viaducts, a 144 metre curved viaduct and the repair of a 345 metre viaduct. It also includes building 2.7 km of dual two-lane carriageway with over- and underpasses. The work is scheduled to take 20 months.

- Warbud's special works division, in a consortium with POL-AQUA, a Polish hydraulic engineering firm, won the contract to build a rainwater storage reservoir and drainage system at Warsaw airport. The contract is worth €5 million, and is scheduled for completion in six months.

- Warbud also won two housing construction contracts:
- A residential complex in Warsaw - housing and car parking facility - with a total surface area of over 20,000 square metres. The €15 million contract is to be completed in 16 months;
- The seventh phase of a major property development project in Krakow, having been prime contractor on the earlier phases. The contract, worth €14 million, includes the construction of four apartment buildings with a total surface area of 37,000 square metres. This contract will be completed in autumn 2007.

Warbud has been operating in Poland for about 12 years and is one of the country's five biggest construction companies. With over 200 projects to its credit, five regional offices and a concrete production subsidiary, Warbud builds all types of structure. The company has 890 employees and generated 2005 revenue of €243 million.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56 / Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

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Rueil-Malmaison, 22 september 2006

VINCI signs a cooperation agreement with the Russian government

On the occasion of the official visit by President Vladimir Putin to France, Yves-Thibault de Silguy, Chairman of VINCI, and Igor Levitin, Minister of Transport of the Russian Federation, signed a memorandum of understanding defining the framework in which VINCI will provide support to the Ministry of Transport in rapidly implementing a large-scale transport infrastructure concession programme. This cooperation agreement includes, in particular, the project covering construction of the Moscow-Saint-Petersburg motorway followed by its operation through a system of tolls.

VINCI, the world's leading concession-construction group, is already operating in Russia through its subsidiary VINCI Construction Grands Projets, which built the Lefortovo tunnel and is currently building the Silver Forest tunnel and a shopping centre in Saint Petersburg. With this agreement, VINCI demonstrates its interest in the Russian market, on which it also hopes to do business as a concessionaire or operator.

Press contact : Virginie Christnacht
Tel. : 01 47 16 39 56
Fax : 01 47 16 33 88
E-mail : vchristnacht@vinci.com



Rueil-Malmaison, 22 September 2006

Press release published in accordance with Article 7 of the Royal Decree of 8 November 1989

By taking control of the Carrières Unies de Porphyre (CUP) quarries in Belgium, Eurovia (VINCI Group) reinforces its road materials production capacity

Announcing the launching of a tender offer at 2,340 per share

Eurovia, a VINCI Group subsidiary, has been selected to become the strategic partner of the Carrières Unies de Porphyre (CUP) quarries in Belgium. On Friday, 22 September 2006, Eurovia acquired 15,125 shares representing 52% of the Carrières Unies de Porphyre share capital at a price of €2,340 per share, amounting to a total investment of €35.4 million. Eurovia will shortly be launching a tender offer for the remaining Carrières Unies de Porphyre shares that it does not yet hold directly or indirectly. A complete set of the documents will be deposited with the Banking, Finance and Insurance Commission.

The business activity of the Carrières Unies de Porphyre company comprises the extraction, processing and marketing of porphyry, a rock used in road construction and as railway ballast. The CUP company operates two quarries in Bierghes-Rebecq and in Lessines and has a workforce of 140 employees. Its annual output, most of which is sold on the Benelux and French markets, is 1.9 million tonnes and it has reserves estimated at 140 million tonnes.

This acquisition is part of Eurovia's growth strategy aimed at continuing its expansion on the European materials market. Eurovia's roadworks activities in France, Belgium and Germany offer both an outlet and major development potential for the output of these quarries and will help enhance their production.

With this acquisition and following the recent acquisition of Sutter in Germany (1.5 million tonnes annually) and Jakubcovice in the Czech Republic (1.6 million tonnes annually), Eurovia, a leader in road aggregate production in France, increases its materials production to approximately 54 million tonnes per year and its materials reserves to 1.8 billion tonnes, i.e. more than 30 years of production.

Eurovia, a subsidiary of the VINCI Group, is a world leader in roadworks. It operates in three complementary business lines: industrial production of road materials, quality of life and environment and related services. Eurovia operates in 16 countries (including Belgium, with Eurovia Belgium) through its 330 agencies and 850 production sites. It has 38,000 employees.

Press Contact: Virginie Christnacht
Tel. : 01 47 16 39 56
Fax : 01 47 16 33 88
e-mail : vchristnacht@vinci.com